UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                                    RTI Inc.
                    ----------------------------------------
                                (Name of issuer)


                     Common Stock, $.08 Par Value Per Share
                ------------------------------------------------
                         (Title of class of securities)


                                   749739207
                      ------------------------------------
                                 (CUSIP number)


      Theo W. Muller, 20 Peach Hill Road, Darien, CT 06820  (203) 655-0381
      --------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                February 26, 1996
                          -----------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 749739207

----------------------------------------------------------------------
1.   Names of Reporting Persons.  S.S. or I.R.S.
     Identification Nos. of Above Persons

               Theo W. Muller   ###-##-####
----------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)                                     (a) [ ]
                                                            (b) [x]

----------------------------------------------------------------------
3.   SEC Use Only


----------------------------------------------------------------------
4.   Source of Funds (See Instructions)                          AF


----------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                     [ ]


----------------------------------------------------------------------
6.   Citizenship or Place of Organization                Netherlands


----------------------------------------------------------------------
     Number of Shares    7.   Sole Voting Power             118,393

      Beneficially       ---------------------------------------------
     Owned by Each       8.   Shared Voting Power                 0

      Reporting          ---------------------------------------------
     Person With         9.   Sole Dispositive Power        118,393

                         ---------------------------------------------
                         10.  Shared Dispositive Power       25,000

----------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person                                       143,393

----------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                           [ ]

----------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)         13.0%

----------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                 IN




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
     This Amendment No. 6 to Schedule 13D is filed by Theo W. Muller regarding his beneficial ownership of the common stock, $.08 par value per share, of RTI

Inc., a New York corporation ("RTI").

Item 1.  Security and Issuer.
         -------------------

     This Schedule 13D relates to the common stock, $.08 par value per share, of

RTI (the "Common Stock").  The principal executive offices of RTI are located at

108 Lake Denmark Road, Rockaway, New Jersey 07866.

Item 2.  Identity and Background.
         -----------------------

     (a)  This Schedule 13D is filed by Theo W. Muller.  Mr. Muller is referred to herein as the "Reporting Person".

     (b)  The residence address for the Reporting Person is 20 Peach Hill Road,

Darien, Connecticut  06820.

     (c)  The Reporting Person, a private investor, is the President and Chief

Executive Officer, and a director, of RTI.  In addition, the Reporting Person is a general partner of Saler Associates, a residential real estate developer with its principal address at 20 Peach Hill Road, Darien, Connecticut 06820.

     (d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a
result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the Netherlands.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     On November 29, 1995, Frellum Corporation, an aircraft leasing, financial services and oil and gas production company ("Frellum") of which the Reporting

Person owns 50.1% of the capital stock, entered into a revolving credit agreement with RTI pursuant to which Frellum agreed to lend (the "Loans") to RTI from time to time up to $250,000 for working capital at an 8% interest rate.

All such Loans will be secured by the accounts receivable of RTI.  In connection with such revolving credit agreement, RTI issued to Frellum a warrant (the

"Warrant") to purchase 25,000 shares of Common Stock at an exercise price of

$1.75 per share (which exercise price was equal to 104% of the last sales price of the Common Stock on the The Nasdaq Small-Cap Market on the November 28,

1995). The Warrant is exercisable at any time until November 28, 1997.  The source of funds for the Loans and the exercise price of the Warrant will be the working capital of Frellum.

     No part of the Loans or the exercise price of the Warrant will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4.  Purpose of Transaction
         ----------------------

     Frellum considered its agreement to lend to RTI a business transaction, for which it was receiving appropriate consideration.  If Frellum exercises the

Warrant, it will do so as an investment.

     The Reporting Person considers his acquisition and ownership of the Common

Stock to be an investment.

     Subject to the availability of Common Stock at prices deemed favorable by the Reporting Person, the Reporting Person's liquidity, RTI's financial condition and results of operations, and general economic and market conditions prevailing at the time, the Reporting Person reserves the right to, and may in the future, purchase additional Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

     The Reporting Person is a director of RTI and, from time to time, the Board of Directors of RTI has considered, various matters.  However, except as set forth in Item 6, below, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



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
Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a)  As of the date of this Amendment to Schedule 13D, the Reporting Person beneficially owns an aggregate of 143,393 shares of Common Stock, representing approximately 13.0% of the issued and outstanding shares of Common Stock,

consisting of 118,393 shares of Common Stock owned directly by the Reporting

Person and 25,000 shares of Common Stock issuable upon exercise of a Warrant owned by Frellum.

     (b)  The Reporting Person has (i) the sole power to vote and dispose of the

118,393 shares of Common Stock he beneficially owns, (ii) shared power with

Frellum to dispose of the 25,000 shares of Common Stock issuable upon exercise of the Warrant beneficially owned by Frellum and (iii) no power to vote the

25,000 shares of Common Stock issuable upon exercise of the Warrant beneficially owned by Frellum (as the Reporting Person has placed his shares of capital stock of Frellum into a voting trust, the trustee of which is an unaffiliated third person).  Other than set forth above, the Reporting Person does not share with others the power to vote or to direct the vote of, or the power to dispose of or to direct the disposition of, any other shares of Common Stock, subject to the provisions of the Voting Agreement, described in Item 4 of this Schedule 13D.

     (c)  The Reporting Person has not effected any transactions in the Common

Stock during the sixty days preceding the date of this Amendment to Schedule

13D.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
           Relationships, with Respect to Securities of the
           Issuer.
           ------------------------------------------------

     Pursuant to a Stock Purchase Agreement dated as of November 30, 1993, by and among RTI, the Reporting Person and other purchasers of Common Stock through a private placement, RTI agreed that, not later than December 1, 1994, it would commence preparation of a registration statement under the Securities Act of

1933 to register thereunder for resale the shares purchased in such private placement.  Such transaction was previously reported by the Reporting Person through the filing of a Schedule 13D, dated December 9, 1993.  All of the purchasers of Common Stock in such private placement, including the Reporting

Person, have orally agreed with RTI to defer the exercise of their registration right for an unstated period.

     On February 26, 1996, RTI entered into an agreement (the "Asset Agreement")

with SteriGenics International ("SteriGenics") pursuant to which, subject to various conditions, including approval of the proposed transaction by RTI's shareholders, SteriGenics will acquire substantially all of RTI's operating assets, will lease RTI's Rockaway, New Jersey property, and will assume certain of RTI's liabilities.  In connection with the Asset Agreement, the Reporting

Person has entered into a voting
agreement (the "Voting Agreement") with SteriGenics, pursuant to which he has agreed (a) to vote all of his shares of Common Stock at any meeting of shareholders of RTI in favor of the approval of Asset Agreement and the transactions contemplated thereby, (b) not sell, transfer, pledge or otherwise encumber, or enter into an voting arrangements with respect to, his shares of

Common Stock prior to the closing of the transactions contemplated by the Asset

Agreement or the termination of the Asset Agreement and (c) not to solicit proxies or otherwise become involved with any other party for the purposes of opposing or competing with the consummation of the transactions contemplated by the Asset Agreement, except to the extent that the Reporting Person, in his capacity as the President and Chief Executive Officer, is otherwise directed by the Board of Directors of RTI in connection with an alternative acquisition proposal.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     The following documents are filed as exhibits:

     (a)  Voting Agreement, dated as of February 26, 1996, between the Reporting

Person and SteriGenics.


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
                                    SIGNATURE
                                    ---------



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 11, 1996



                                        /s/  Theo W. Muller
                                        ------------------------------
                                             Theo W. Muller

                                VOTING AGREEMENT
                                ----------------

     This Voting Agreement ("Agreement") is executed as of February 26, 1996 by and between Sterigenics International, a California corporation ("Sterigenics") and Theo Muller (the "Shareholder").

     WHEREAS, concurrently with the execution of this Agreement, Sterigenics and RTI Inc., a New York Corporation ("RTI") have entered into an Asset Acquisition Agreement dated as of February 26, 1996 (the "Asset Agreement"), providing for the purchase by Sterigenics or its wholly-owned subsidiaries, and the sale by RTI, of certain assets of RTI in exchange for payment of the Purchase Price (as defined in the Asset Agreement) by Sterigenics (the "Acquisition").

     WHEREAS, the Shareholder is a holder of 118,393 outstanding shares (the "Shares") of RTI Common Stock ("RTI Stock").

     WHEREAS, in consideration of the execution of the Asset Agreement by Sterigenics, the Shareholder agrees to vote the Shares so as to facilitate consummation of the Acquisition.

     NOW, THEREFORE, in consideration of the mutual promises and the mutual covenants and agreements contained herein, the parties agree as follows:

     1.   Agreement to Vote Shares.  At every meeting of the Shareholders of RTI
          ------------------------
called and in every consent solicitation with respect to any of the following, and at any adjournment thereof, the Shareholder shall vote the Shares: (i) in favor of approval of the Asset Agreement and the Acquisition and any matter which could reasonably be expected to facilitate the Acquisition and
(ii) against approval of any proposal made in opposition to or competition with consummation of the Acquisition. This Agreement is intended to bind Shareholder only with respect to the specific matters set forth herein.

     2.   Additional Purchases.  Shares shall include any shares of RTI Stock
          --------------------
which the Shareholder purchases or otherwise acquires after the execution of this Agreement and prior to the Expiration Date, as defined herein. The "Expiration Date" shall mean the earlier of (i) the date and time on which the Acquisition shall become effective in accordance with the terms and provisions of the Asset Agreement or (ii) the date on which the Asset Agreement shall be terminated pursuant to Article XII of the Asset Agreement.

     3.   Representations, Warranties and Covenants of the Shareholder.  The
          ------------------------------------------------------------
Shareholder hereby represents, warrants and covenants to Sterigenics the following:

          3.1  Ownership of Shares.  The Shareholder (i) is the holder and
               -------------------
beneficial owner of the Shares, which at the date hereof and at all times until the

Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of RTI Stock other than the Shares; and (iii) has full power and authority to make and enter into and carry out the terms of this Agreement; provided, however, that the Shareholder may transfer or encumber the Shares if the Shareholder obtains Sterigenics's prior written consent (which will not be unreasonably withheld or delayed) and either the transferee becomes a party to this Agreement or the Shareholder retains the right to vote all of the Shares in accordance with all of the terms of this Agreement.

          3.2  No Voting Trusts and Agreements.  The Shareholder will not, and
               -------------------------------
will not permit any entity under the Shareholder's control (other than RTI), to deposit any shares of RTI Stock held by the Shareholder or such entity in a voting trust or subject any shares of RTI Stock held by the Shareholder or such entity to any arrangement or agreement with respect to the voting of such shares of RTI Stock, other than agreements entered into with Sterigenics.

          3.3  No Proxy Solicitations.  The Shareholder will not, and will not
               ----------------------
permit any entity under the Shareholder's control (other than RTI) to,
(i) solicit proxies or become a participant in a solicitation in opposition to or competition with the consummation of the Acquisition or otherwise encourage or assist any party in taking or planning any action which would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Acquisition in accordance with the terms of the Asset Agreement, provided, however, that this Section 3.3 shall not prohibit the Shareholder from acting at the direction of RTI's Board of Directors in his capacity as Chief Executive Officer of RTI in connection with a Superior Proposal (as defined in the Asset Agreement) approved by RTI's Board of Directors; (ii) initiate a Shareholder's vote or action by consent of RTI Shareholders in opposition to or in competition with the consummation of the Acquisition; or (iii) become a member of a group with respect to any voting securities of RTI for the purpose of opposing or competing with the consummation of the Acquisition.

     4.   Representations, Warranties and Covenants of Sterigenics.  Sterigenics
          --------------------------------------------------------
represents, warrants and covenants to the Shareholder as follows:

          4.1  Due Authorization.  This Agreement has been authorized by all
               -----------------
necessary corporate action on the part of Sterigenics and has been duly executed by a duly authorized officer of Sterigenics.

          4.2  Validity; No Conflict.  This Agreement constitutes the legal,
               ---------------------
valid and binding obligation of Sterigenics. Neither the execution of this Agreement by Sterigenics nor the consummation of the transactions contemplated hereby will result in a breach or violation of the terms of any agreement by which Sterigenics is bound or of any decree, judgment, order, law or regulation now in effect of any court or other governmental body applicable to Sterigenics.

     5.   Additional Documents.  The Shareholder and Sterigenics hereby covenant
          --------------------
and agree to execute and deliver any additional documents necessary or desirable, in the opinion of Sterigenics or the Shareholder, as the case may be, to carry out the intent of this Agreement.

     6.   Miscellaneous.
          -------------

          6.1  Severability.  If any term, provision, covenant or restriction of
               ------------
this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          6.2  Binding Effect and Assignment.  Neither this Agreement nor any of
               -----------------------------
the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the other.

          6.3  Amendments and Modifications.  This Agreement may not be
               ----------------------------
modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

          6.4  Specific Performance: Injunctive Relief.  The parties hereto
               ---------------------------------------
acknowledge that Sterigenics will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies which may be available to Sterigenics upon such violation, Sterigenics shall have the right to enforce such covenants and agreements by specific performance, by injunctive relief or by any other means available to it at law or in equity.

          6.5  Notices.  Any notice or other communication required or permitted
               -------
to be given under this Agreement shall be in writing and will be deemed effective when delivered in person, on the first business day after sent by confirmed facsimile, if promptly confirmed in writing, on the third business day after the day on which mailed by first class mail from within the United States of America, or the business day following delivery to a national overnight courier service to the following addresses or to such other address as either party may specify in writing to the other party in accordance with the provisions of this Section 6.5.

     If to Sterigenics:                      With a copy to:
          Sterigenics International          Gunderson Dettmer Stough
          4020 Clipper Court                 Villeneuve Franklin & Hachigian
          Fremont, CA 94538-6540             600 Hansen Way, 2nd Floor
          Facsimile No.: (510) 770-1499      Palo Alto, CA 94306
          Attention: James F. Clouser        Facsimile No.: (415) 843-0314
                                             Attention:  Carla S. Newell

          If to Shareholder:                 With a copy to:
          Theo Muller                        Warshaw Burstein Cohen
          20 Peach Hill Road                 Schlesinger & Kuh, LLP
          Darien, CT  06820                  555 Fifth Avenue
                                             New York, NY 10017
                                             Facsimile No.: (212) 972-9150
                                             Attention: Arthur Katz

          6.6  Governing Law.  This Agreement shall be governed by, construed
               -------------
and enforced in accordance with the laws of the State of New York without giving effect to principles of conflicts of law.

          6.7  Entire Agreement.  This Agreement contains the entire
               ----------------
understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

          6.8  Counterparts.  This Agreement may be executed in several
               ------------
counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

          6.9  Effect of Headings.  This section headings herein are for
               ------------------
convenience only and shall not affect the construction or interpretation of this Agreement.




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
     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

                                        STERIGENICS INTERNATIONAL


                                        By: /s/ James Clouser
                                            ------------------------------------

                                        Title: President
                                               ---------------------------------



                                        SHAREHOLDER


                                        /s/  Theo Muller
                                        ----------------------------------------
                                             Theo Muller






                                        5